

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 27, 2018

Roger Kahn
President and Chief Executive Officer
Bridgeline Digital, Inc.
80 Blanchard Road
Burlington, MA 01803

> **Re: Bridgeline Digital, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 19, 2018**
> **File No. 333-227430**

Dear Mr. Kahn:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Folake Ayoola, Special Counsel, at 202-551-3673 with any questions.

Sincerely,

Division of Corporation Finance
Office of Information Technologies
and Services